S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 7-08

  August 28, 2008

PHASE I EXPLORATION UPDATE – INCA PROJECT, CHILE

Phase I exploration activities continue at the Company’s INCA copper/moly/gold project in northern Chile.  SAMEX has contracted a mining service company to construct safe access to two of the five underground mines within the INCA project area.

The first to be outfitted with new safety ladders and landings, was the Jardinera high-grade copper, moly mine.  The exploration team now has access to several working levels down to the 50-meter level.  The second mine to be outfitted is the larger Providencia copper mine, approximately 3 kilometers to the east.

Detailed geologic mapping and systematic channel sampling of the mine workings will be integrated and interpreted with results from earlier surface/trench sampling, geophysical surveys and drilling to be reported in additional news updates on Phase I exploration.  SAMEX is also preparing detailed data packages for interested senior mining groups with the intention of securing a joint venture partner for the aggressive advancement of the INCA project.

The INCA project is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.  Of interest, Codelco, the owner of concessions adjacent to SAMEX’s western project boundary, has commenced a bidding process to seek a joint-venture partner for development of their 345 million ton porphyry copper/gold/silver/moly deposit situated approximately 500 meters west of the Company’s INCA project boundary.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. The property hosts approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization.  The objective is to explore beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.